Exhibit (e)(17)

Saturday, March 31, 2007

Thomas S. Johnson

P.O. Box 2279

Dade City, FL 33526-2279

Dear Mr. Johnson:

As you know, Xerox Corporation and Global Imaging propose to enter into a merger agreement pursuant to which Xerox will acquire Global Imaging as a wholly owned subsidiary upon the closing of the merger. This offer letter provides a summary of your employment offer. The attached Letter Agreement provides additional details of the terms of your employment, and if you choose to accept this offer, requires your signature by March 31, 2007. This offer letter is contingent on your execution of the Letter Agreement. In the event of any inconsistency between the terms of this offer letter and the Letter Agreement, the terms of the Letter Agreement shall control. In the event that the merger does not close, this offer will be void and of no further force or effect.

Following the closing:

❑	Your job title, work location and general responsibilities will remain the same.

❑	Your new annual base salary will be $635,000, which combines your annual pre-close base salary with the annual value of your automobile allowance. You will no longer be entitled to a separate cash allowance, as it will have been incorporated into your new annual base salary.

❑	You will remain on your current annual cash incentive plan (“bonus”) for the remainder of calendar year 2007. For 2007 you are guaranteed a bonus payment of not less than 140% of your new annual base salary. This bonus will be prorated for 9 months (9/12’s). In order to be entitled to any portion of your prorated bonus for 2007, you must remain employed by Global Imaging through December 31, 2007, provided that if your employment is terminated by Xerox without Cause, by you for Good Reason or as a result of your death or Disability before December 31, 2007, you will entitled to a prorated payment based on the period of your employment from April 1, 2007 through termination. The terms “Cause”, “Good Reason” and “Disability” have the meanings set forth in the Letter Agreement.

❑	For 2008, you will be eligible for a cash incentive award based on pre-established performance goals as determined by Xerox in consultation with Global Imaging.

❑	Your employee benefit programs (other than any programs relating to Global Imaging’s stock) will generally remain as they are for the remainder of 2007. From 2008 onwards, Xerox will determine whether you will remain covered by Global Imaging employee benefit programs or will become covered by certain Xerox employee benefit programs.

It is important to Xerox that you remain with Global Imaging following the closing of the merger. Therefore:

❑	In connection with the exchange, discharge and settlement of your right to any change in control severance under your employment agreement with Global Imaging, provided that you remain employed by Global Imaging until December 31, 2008, subject to the terms and conditions set forth in the Letter Agreement, you will receive a cash payment in an amount equal to $2,540,000 which corresponds to amounts due under the CIC Severance. Your rights with respect to the cash payment in connection with any termination of your employment prior to such date are described in the Letter Agreement.

Beginning January 1, 2009, your role with Global Imaging will be reduced and you will serve in the role of senior advisor. The terms of that arrangement (including matters relating to compensation and benefits) are described in the Letter Agreement.

Please notify me of your acceptance by signing and returning the attached Letter Agreement by March 31. I look forward to your acceptance of this offer. I know you will make significant contributions to Xerox Corporation and will be a great addition to our team.

If you have any questions, please feel free to contact me at 203-968-3152.

Sincerely,

/s/ James A. Firestone

Attachment

March 31, 2007

Thomas S. Johnson

P.O. Box 2279

Dade City, FL 33526-2279

Dear Tom:

As you know, Xerox Corporation (“Xerox”) and Global Imaging Systems, Inc. (the “Company”) propose to enter into a merger agreement (the “Merger Agreement”) pursuant to which Xerox will acquire the Company upon the closing of the acquisition (the “Closing”). As a condition to the willingness of Xerox to enter into the Merger Agreement, Xerox has requested that you enter into this letter agreement. This letter agreement, together with your Xerox offer letter (the “Offer Letter”) to which this letter agreement is attached, sets forth the terms of your employment following the Closing. This letter agreement will become effective upon its execution by both parties; provided, however, that this letter agreement, including the waiver of any rights under the Executive Agreement between you and the Company (the “Executive Agreement”), is contingent on the Closing and will be null and void ab initio and of no further force or effect if the Merger Agreement is terminated prior to the Closing (it being understood that Xerox shall have no liabilities or obligations hereunder unless and until the Closing occurs). Your rights pursuant to the Offer Letter and this letter agreement are not in any way contingent on the tender of any shares of Global Imaging common stock that you hold pursuant to the Offer (as defined in the Merger Agreement).

A. Inducement Payment. You hereby agree to exchange, discharge and settle your rights to any change in control severance pursuant to the Executive Agreement between you and the Company (such severance, the “CIC Severance”) for your rights with respect to the Inducement Payment (as defined in this Section A), subject to the terms and conditions set forth here. In order to provide you with a material inducement for the discharge and settlement of such rights to the CIC Severance, subject to your compliance with Sections D, F and G of this letter agreement, if you remain an active full-time employee of the Company, Xerox or any of their respective subsidiaries until December 31, 2008, you will receive a lump-sum cash payment in the amount set forth in the Offer Letter (such payment, the “Inducement Payment”) which corresponds to amounts due under the CIC Severance. Except as specifically provided in Section E of this letter agreement, you must be actively employed December 31, 2008 in order to be entitled to the Inducement Payment. The Inducement Payment will not be considered part of your earnings for purposes of calculating current or future benefits under any compensation or benefit programs maintained or sponsored by the Company, Xerox or any of their respective subsidiaries, including retirement plans, 401(k) plans and other benefit plans.

B. Treatment of Global Imaging Equity Awards. Each Global Imaging stock option that you hold will become vested and exercisable prior to the Closing in accordance with the terms of the Global Imaging equity compensation plan under which it was granted and, if such stock option has not been exercised as of immediately prior to the Closing, upon the Closing, such stock option will be canceled in exchange for a cash payment equal to (i) the excess (if any) of $29.00 over the per share exercise price of such stock option multiplied by (ii) the number of shares of Global Imaging common stock with respect to which such stock option has not yet been exercised as of the Closing, in full satisfaction of your rights with respect to such stock option. In addition, each share of Global Imaging restricted stock that you hold as of the Closing will become vested upon the Closing and will be converted into a cash payment equal to $29.00. All such payments will be subject to any required withholding of taxes. Notwithstanding any provision of this Section B or any provision of the Merger Agreement to the contrary, the treatment of your Global Imaging stock options and Global Imaging restricted stock will be governed by the Global Imaging equity compensation plan under which they were granted, including the provisions of the relevant plan relating to reduction or elimination of payments and benefits in order to avoid an adverse after-tax result to you as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

C. Senior Advisor Arrangement. Beginning on January 1, 2009 and for a period of five years thereafter (such period, the “Advisor Period”), your role with the Company will be reduced from your role as of December 31, 2008. During the Advisor Period, you will be considered an employee of the Company, Xerox or one of their respective subsidiaries and will be eligible for an annual base salary equal to $300,000 and employee health and dental benefits (including vision and prescription drug benefits, to the extent provided under the applicable plans); provided, however, that you will not be entitled to any other compensation or employee benefits from the Company, Xerox or any of their respective subsidiaries during such period, including any annual or long-term incentive compensation and any retirement benefits. Notwithstanding any provision of this Agreement or the Executive Agreement to the contrary, in no event will you be entitled to terminate your employment for Good Reason in connection with any change in your title, duties or responsibilities pursuant to this Section C, and during the Advisor Period, you will not have any right to resign for Good Reason and receive any severance or separation benefits. Your employment with the Company, Xerox and their respective subsidiaries will terminate automatically upon the expiration of the Advisor Period and you will not be entitled to any severance or separation benefits in connection with any such termination. At all times during the Advisor Period, your obligations with respect to non-competition and non-solicitation pursuant to Section F of this letter agreement and pursuant to the Executive Agreement shall be deemed to apply to the same extent as they shall apply during the two-year period following termination of your employment.

D. Waiver. In consideration for the guaranteed minimum 2007 bonus (as set forth in the Offer Letter), the Inducement Payment, the senior advisor arrangement described in Section C and as a condition of your continued employment following the Closing, you hereby agree to the irrevocable discharge and settlement of all your rights with respect to the CIC Severance and to irrevocably waive certain benefits and rights as described herein. Accordingly, for good and valuable consideration, the receipt of which you hereby acknowledge, you hereby agree to the termination of all rights that you may have related to (i) any severance, termination and/or change of control or similar benefits or the payment of any bonus (including any pro rata bonus upon termination of employment, except to the extent explicitly provided in the Offer Letter) under existing plans, programs or policies of the Company or its subsidiaries or under any agreements or arrangements between you and the Company or its subsidiaries (including, without limitation, any rights to severance or any separation benefits pursuant to the Executive Agreement, (ii) any rights to grants of shares of Global Imaging common stock or any awards with respect to shares of Global Imaging common stock, (iii) any right to an automobile allowance pursuant to the Executive Agreement and (iv) any rights that you might have to a specified maximum bonus level pursuant to the Executive Agreement, provided that the foregoing (i), (ii), (iii) and (iv) shall not be construed as a waiver of any of your rights to (A) a pro rata bonus under the Company’s 2007 annual incentive plan, to the extent provided in the Offer Letter, or (B) accelerated vesting upon the Closing of any unvested Global Imaging equity awards that you hold as of the Closing, to the extent provided in Section B. Your agreements and undertakings described herein shall be effective immediately, provided that if the Closing does not occur, your rights and benefits described in this paragraph shall not be affected by this letter agreement.

E. Severance. In the event that, prior to December 31, 2008, your employment is terminated by the Company, Xerox or any of their respective subsidiaries without Cause (as defined in the Executive Agreement), by you for Good Reason (as defined below) or as a result or your death or Disability (as defined below), provided that (i) you execute a separation agreement that includes a general waiver and release of all claims in favor of Xerox, the Company and their respective subsidiaries and affiliates, and others related to such entities (including but not limited to their respective directors, officers and employees), in a form which Xerox, in its commercially reasonable discretion, shall determine is appropriate, and (ii) such release of claims has become effective and irrevocable in accordance with its terms, subject to Section I, you will be entitled to a lump-sum cash payment equal to the Inducement Payment within 30 business days following the date that such release becomes effective and irrevocable in accordance with its terms. You hereby acknowledge and agree that the payment of the Inducement Payment shall be in lieu of, and not in addition to, (A) any payments and benefits under any other severance, separation or other termination plan maintained by the Company, Xerox or any of their respective subsidiaries and (B) under any individual agreement between you and the Company. For purposes of this Section E, “Good Reason” shall have the meaning set forth in the Executive Agreement, provided that (1) any provision of such definition relating to your right to terminate your employment during the one-year period following a change of control shall be deemed to have been deleted and (2) in no event shall any change in your title, duties or responsibilities that results from the Company’s ceasing to be publicly traded and becoming a subsidiary of Xerox and any such change that is reasonably necessary in order to give effect to the Merger be construed as “Good Reason” for purposes of this Section E. For purposes of this Section E, “Disability” shall mean your eligibility for long-term disability benefits pursuant to the applicable long-term disability plan of Xerox, the Company or any of their respective subsidiaries.

F. Restrictive Covenants. You acknowledge and agree that a material aspect of Xerox’s decision to enter into the Merger Agreement is the acquisition of the Company’s goodwill for the purpose of carrying on a business that is similar to the business of the Company. Therefore, in consideration for the Inducement Payment, the RSUs, the accelerated vesting of your Global Imaging equity awards (to the extent provided in Section B) and as a condition of your continued employment following the Closing, you hereby acknowledge and affirm your obligations with respect to confidentiality, invention assignment, non-competition and non-solicitation pursuant to the Executive Agreement, and that notwithstanding the expiration of the term of the Executive

Agreement or the waiver of any of your rights thereunder, the provisions of the Executive Agreement relating to non-competition and non-solicitation shall apply during the two-year period following the termination of your employment with the Company, Xerox or any of their respective subsidiaries. For the avoidance of doubt, the two-year period shall commence upon expiration of the Advisor Period.

G. Confidentiality. You agree that the terms of this letter agreement are confidential and, except to the extent required by applicable securities law, you will not disclose, publicize or discuss this letter agreement with anyone, except your spouse, attorney, accountant, financial advisor, the officer who delivered this letter agreement to you and/or your designated contact(s) within the Human Resources department of the Company and Xerox, or as may be required by law or ordered by a court with valid jurisdiction over such matter. In the event that you disclose this letter agreement to your spouse, attorney, accountant and/or financial advisor, it shall be your duty to advise such individual(s) of the confidential nature of this letter agreement and to direct such individual(s) not to disclose, publicize or discuss this letter agreement, except as may be required by law (including any applicable securities laws) or as ordered by a court with valid jurisdiction over such matter.

H. Withholding. You are solely liable for all taxes that may arise in connection with this letter agreement. The Company or Xerox may withhold from any amounts payable under this letter agreement such Federal, state, local or foreign taxes as will be required to be withheld pursuant to any applicable law or regulation.

I. Parachute Payment Limitation. In the event that it is determined that any payment or distribution of any type to or for your benefit is made by the Company, by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets (within the meaning of Section 280G of the Code) or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of an employment agreement or otherwise, would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), and (ii) if, as a result of being subject to the Excise Tax, the aggregate after-tax amounts received by you from the Company, any of its affiliates, or any person who acquires ownership or effective control or ownership of a substantial portion of the Company’s assets or by any affiliate of such person would be less than the maximum after-tax amount that could be received by you without causing any such payment or benefit to be subject to an Excise Tax, then you shall have the right, in your sole discretion, to designate those rights, payments, or benefits under this letter agreement and Offer Letter, any other agreements, and any benefit arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to you under this letter agreement or the Offer Letter be deemed to be a parachute payment under Section 280G of the Code.

J. Internal Revenue Code Section 409A. While it is intended that the provisions of this letter agreement comply with Section 409A of the Code, and all provisions of this letter agreement will be construed and interpreted in a manner consistent with Section 409A of the Code, neither Xerox nor any of its subsidiaries is making any representation or warranty that the provisions of this letter agreement comply with Section 409A of the Code, and none of the Company, Xerox nor any of their respective subsidiaries shall have any obligation to indemnify or otherwise hold you harmless from any or all additional taxes or penalties under Section 409A of the Code. To the extent necessary to avoid imposition of any additional tax or interest penalties under Section 409A of the Code, notwithstanding the timing of payment provided in this letter agreement, the timing of any payment, distribution or benefit pursuant to this letter agreement shall be subject to a six-month delay in a manner consistent with Section 409A(a)(2)(B)(i) of the Code. Furthermore, notwithstanding any provision of this letter agreement to the contrary, in light of the uncertainty surrounding the proper application of Section 409A of the Code, Xerox may make necessary amendments to this letter agreement without your consent for the limited purpose of, and solely to the extent necessary to avoid the imposition of penalties and additional taxes on you under, Section 409A of the Code.

K. Not an Employment Agreement. Your employment pursuant to this letter agreement will be on an “at-will” basis. The terms of this letter agreement neither bind you to continued employment with the Company, Xerox or any of their respective subsidiaries nor confer any rights upon you with respect to the continuation of employment by the Company, Xerox or any of their respective subsidiaries.

L. Governing Law. This letter agreement will be governed by, construed and interpreted in accordance with, the laws of the State of New York, without regard to its principles of conflicts of laws.

M. Severability. If any term, provision, covenant or condition of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable in any jurisdiction, then such provision, covenant or condition will, as to such jurisdiction, be modified or restricted to the minimum extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted, then such provision will, as to such jurisdiction, be deemed to be excised from this letter agreement and any such invalidity, illegality or unenforceability with respect to such provision will not invalidate or render unenforceable such provision in any other jurisdiction, and the remainder of the provisions hereof will remain in full force and effect and will in no way be affected, impaired or invalidated.

N. Amendments. Except as specifically provided in Section J of this letter agreement, this letter agreement may not be modified or amended except by a writing signed by each of the parties hereto.

O. Successors and Assigns. This letter agreement will be binding on (i) you and your estate and legal representatives and (ii) Xerox and its successors and assigns.

P. Counterparts. This letter agreement may be executed in two or more counterparts (including via facsimile), each of which will be deemed an original but all of which together will be considered one and the same agreement.

[Signature Page Follows]

Very truly yours,

Xerox Corporation

By:	/s/ Lawrence A. Zimmerman
Name:	Lawrence A. Zimmerman
Title:	Senior Vice President and Chief Financial Officer

Agreed and Accepted:

/s/ Thomas S. Johnson
Thomas S. Johnson